Aetna Life Insurance and Annuity Company's Issuance,
                       Redemption and Transfer Procedures

This document sets forth, as required by Rule 6e-3(T)(b)(12)(iii), the administrative procedures that will be followed by Aetna Life Insurance and Annuity Company (the "Company") in connection with the issuance of The Flexible Premium Group Variable Universal Life Insurance Certificate (the "Certificate") described in this Registration Statement, the transfer of assets held thereunder, and the redemption by Certificate Owners of their interests in the Certificates

1.   PUBLIC  OFFERING  PRICE

     Purchase and Related Transactions

     Set out below is a summary of the principal Certificate provisions and administrative procedures which might be deemed to constitute, either directly or indirectly, a "purchase" transaction. The summary shows that, because of the insurance nature of the Certificates, the procedures involved necessarily differ in certain significant respects from the purchase procedures for mutual funds and contractual plans.

     a.  Premium Levels and Underwriting Standards

         Premiums for the Certificates will not be the same for all Certificate Owners. The Certificate is a flexible premium life insurance Certificate in that, within limits, the Certificate Owner has the right to decide when to make premium payments and in what amounts. The certificate provides for two premium levels at which the Certificate Owner may make payments. They are the Planned Premium and the Basic Monthly Premium. The Certificate Owner may make any other premium payments as Additional Premiums. Payment of premiums is not mandatory and failure to do so will not of itself cause the Certificate to lapse. Instead, Certificate Owners may make premium payments in any amount at any frequency, subject only to the maximum premium limitations set forth in the Certificate. If at any time a premium is paid that would exceed the maximum premium limitations set forth in the Certificate, the Company will accept only that portion of the premium that is not in excess of the maximum. Any portion of the premium in excess of the maximum will be returned to the Certificate Owner and no further premiums will be accepted until allowed by the maximum limitations stated in the Certificate.

         The Planned Premium is the premium amount that the Certificate Owner agrees to pay and we agree to bill. The frequency of the Planned Premium will be determined by the billing arrangement agreed to by Us and the New York State United Teachers Benefit Trust. The Basic Monthly Premium provides for the No Lapse Coverage Provision for all Certificates. Under the No Lapse Coverage Provision, the Certificate will not terminate within the 5-year period after the Issue Date or the Issue Date of any increase in Specified Amount if on every Monthly Deduction Day within that period the sum of premiums paid within that period equals or exceeds the sum of the Basic Monthly Premiums for each Certificate month from the start of the period, including the current month, plus any Partial Surrenders, plus any increase in the Loan Account Value since the start of the period. If on any Monthly Deduction Day within the 5-year period the sum of premiums is insufficient to provide for the No Lapse Coverage Provision, the Grace Period provision will apply. The Grace Period provision is defined under Section 2.c. below.

         In the absence of or upon expiration of the No Lapse Coverage Provision the Certificate will remain in force so long as the Surrender Value is sufficient to pay for the Monthly Deduction on each Monthly Deduction Day. The Grace Period will not begin so long as the Surrender Value is sufficient to pay for the Monthly Deduction on the Monthly Deduction Day.

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         The Cost of Insurance rate utilized in computing the Cost of Insurance charge will not be the same for each Insured. The chief reason is that the principle of pooling and distribution of mortality risks is based upon the assumption that each Insured incurs an insurance rate commensurate with his or her mortality risk which is actuarially determined based upon factors such as issue age, attained age, sex, and underwriting class (health, occupation, avocation, smoker/nonsmoker status). Accordingly, while not all Insureds will be subject to the same Cost of Insurance rate, there will be a single Cost of Insurance rate for all Insureds in a given actuarial category.

         The Certificates will be offered and sold pursuant to established underwriting standards and in accordance with State insurance laws. State insurance laws prohibit unfair discrimination among Insureds but recognize that Cost of Insurance rates must be based upon factors such as issue age, attained age, health, and occupation. However, federal law does not allow distinctions based on sex, therefore, the Company will use Cost of Insurance rates that disregard the sex of the Insured.

     b.  Application and Initial Premium Processing

         Upon receipt of a completed application form, the Company will follow certain insurance underwriting procedures designed to determine whether the proposed Insureds are insurable. This process may involve such verification procedures as medical examinations and personal telephone interviews with the proposed Insureds. The Certificate will not be issued until these underwriting procedures have been completed.

         If a sufficient premium payment is made at the time of the application and if the proposed Insured has answered favorably questions relating to his or her health, a conditional receipt (where approved for use) will be provided to the applicant (proposed Certificate Owner). This agreement provides that insurance (up to $1,000,000 in approving States) equal to the Specified Amount applied for will be provided until the applicant is notified of acceptance or rejection of the application. Our standard practice is then to make the Certificate effective on the date of underwriting approval for the Specified Amount applied for, and to apply the premium payments as of that date. Under limited circumstances, the Company may backdate a Certificate, upon request, by assigning an Issue Date earlier than the date the application is signed but no earlier than six months prior to approval of the Certificate. Backdating may be desirable, for example, so that the Certificate Owner can purchase a particular Certificate Specified Amount for lower Cost of Insurance Rates based on a younger insurance age. For a backdated Certificate, the Certificate Owner must pay the premium for the period between the Issue Date and the date the application is received in the Home Office. Backdating of the Certificate will not affect the date on which the premium payments are credited to the Separate Account and credited with Accumulation Units. The Certificate cannot be credited with Accumulation Units until the Net Premium is actually deposited in the Separate Account.

         The above procedure is not followed in those States that do not allow the Company to reflect performance of the Separate Account in the refund as a result of exercising the Right of Certificate Examination provision. In such States, either no money will be accepted at the time of the application, or the Certificate may only be dated from the date of the underwriting approval.

         Under the Company's current rules, the minimum Specified Amount at issue is $50,000. The Company reserves the right to revise its rules from time to time to specify a different minimum Specified Amount at issue.

     c.  Premium Allocation

         In the application for a Certificate, the Certificate Owner can allocate premiums among the variable options of the Separate Account. The premium will be allocated (after its receipt) on the first Valuation Date on or following the effective date of the insurance coverage under the Certificate. Premiums paid after the date of the application will be allocated according to the Certificate Owner's instructions in effect at the time the premium payment is received in the Company's Home Office. The allocation for future premium payments may be changed at any time, free of charge. The change will be effective as of the date of the next premium payment after the Certificate Owner notifies the Company of the change.


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     d.  Reinstatement of a Lapsed Certificate

         If the Certificate lapses (terminates without value) as provided in the Grace Period provision, it may be reinstated. To reinstate the Certificate, the following conditions must be met:

              1.  the Certificate has not been fully surrendered;
              2. the Certificate Owner must apply for reinstatement of a lapsed Certificate within 5 years after the date of lapse and before the Maturity Date of the Certificate;
              3. the Company must receive evidence of insurability, satisfactory to the Company
              4. the Company must receive a premium payment sufficient to keep the Certificate in force for the current month plus two additional months.

         If the Certificate is reinstated while the No Lapse Coverage Provision would have been in effect had the Certificate not lapsed, the values including the Loan Account Value will be reinstated to the point they were on the date of lapse.

         If the Certificate is reinstated after the No Lapse Coverage Provision would have expired had the Certificate not lapsed, the Certificate will be reinstated on the Monthly Deduction Day following the Company's approval. The Certificate's Total Account Value at reinstatement will be the Net Premium paid less the Monthly Deduction for that Monthly Deduction Day. Any Loan Account Value will not be reinstated.

         Supplemental Benefits will be reinstated only with the Company's consent.

     e.  Increases in Specified Amount

         The administrative procedures in connection with Increases in Specified Amount are specified in full under the Certificate Changes provision in the Certificate Rights section of this Prospectus.

     f.  Certificate Loans

         The administrative procedures in connection with Certificate Loans are specified in full under the Certificate Loan provision in the Certificate Rights section of this Prospectus.

     g.   Correction of Misstatement of Age

         The administrative procedures in connection with the correction of misstatement of age are specified in full under the Misstatement as to Age provision in the Miscellaneous Certificate Provisions section of this Prospectus.

2.   REDEMPTION  PROCEDURES

     Surrenders and Related Transactions

     This Section outlines those procedures which might be deemed to constitute redemptions under the Certificate. These procedures differ in certain significant respects form the redemption procedures for mutual funds and contractual plans.

     a.  Full or Partial Surrender Value

         The administrative procedures in connection with Full or Partial Surrender of the Certificate are specified in full under Full Surrenders provision and Partial Surrenders provision of the Certificate Rights section of this Prospectus.

     b.  Death or Maturity Benefit Claims

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         As long as the Certificate remains in force, the Company will generally pay a Death Benefit to the beneficiary in accordance with the terms of the Certificate, within seven days after the Company receives due proof of death of the Insured and verifies the validity of the claim.

         Payment of Death Benefit may, however, be postponed under certain circumstances. In particular, during the first two Certificate Years after either (a) the Issue Date, (b) an increase in Specified Amount or
         (c) a Certificate is reinstated, and in other circumstances in which the Company may have a basis for contesting the claim, there can be a delay beyond the seven day period. The amount of the Death Benefit is determined at the end of the Valuation Period during which the Insured dies. The Death Benefit payable under the selected Death Benefit Option will be reduced by the amount necessary to repay the Loan Account Value in full and, if the Certificate is within the Grace Period, any payment required to keep the Certificate in force. The Death Benefit will be increased by any additional insurance provided by rider.

         The Death Benefit may exceed the Specified Amount of the Certificate. The amount by which the Death Benefit exceeds the Specified Amount depends upon the Death Benefit Option in effect and the Total Account Value of the Certificate. Under Death Benefit Option 1, the Death Benefit will be the greater of (a) the Specified Amount or (b) an applicable percentage of the Total Account Value. The percentage is 250% through age 40 and decreases yearly to 100% at age 95. Option 1 generally provides a level Death Benefit. If the Death Benefit is the Specified Amount, the Death Benefit will be increased by any premium payment and gain in investment earnings during the portion of the Certificate month preceding death.

         Under Death Benefit Option 2, the Death Benefit will be the greater of
         (a) the Specified Amount plus the Total Account Value on the date of death or (b) the applicable percentage (described above) of the Total Account Value. Option 2 provides a varying Death Benefit which increases or decreases over time, depending upon the amount of premium paid and the investment performance of the Fund(s) chosen by the Certificate Owner.

         The amount of the benefit payable at maturity is the Total Account Value on the Maturity Date. These proceeds will be reduced by the Loan Account Value and any unpaid accrued interest and are payable only if the Insured is living on the Maturity Date. The Maturity Date is the Certificate Anniversary on which the Insured reaches Attained Age 100.

     c.  Certificate Lapsation

         If the Surrender Value is insufficient to allow a Monthly Deduction on the Monthly Deduction Day and if the conditions of the No Lapse Coverage provision has been met, the Company will allow the Certificate Owner 61 days of grace for payment of an amount sufficient to allow the Monthly Deduction. The Company may require payment of the amount equal to the lesser of (1) or (2) where (1) is the amount necessary to meet the conditions of the No Lapse Coverage provision and (2) is an amount sufficient to cover the Monthly Deduction(s) that would result in the Surrender Value being greater than zero.

         If the conditions of the No Lapse Coverage provision has not been met and the Surrender Value is insufficient to allow a Monthly Deduction on the Monthly Deduction Day, the Company will allow 61 days of grace for payment of an amount sufficient to allow the Monthly Deduction. The Company may require payment of the amount necessary to keep the Certificate in force for the current month plus two additional months.

         Written notice will be mailed to the Certificate Owner's last known address, according to the Company's records, not less than 31 days before termination of the Certificate. The notice will also be mailed to the last known address of any assignee of record.

         During the days of grace, the Certificate will stay in force. If Death occurs during the days of grace, the Company will deduct an amount required to keep the Certificate in force from the Death Benefit.

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         If payment is not made within 61 days after the Monthly Deduction Day, the Certificate will terminate without value at the end of the Grace Period. The termination will be effective on the Monthly Deduction Day for the first unpaid Monthly Deduction.

3.   TRANSFERS

     There are currently 13 Variable Options of the Separate Account. The Company reserves the right to limit the total number of Variable Options elected by the Certificate Owner to 15 over the lifetime of the Certificate. Each Variable Option invests in an open-end management investment company (mutual fund) whose shares are purchased by the Separate Account to fund the benefits provided by the Certificate. At any time prior to the Maturity Date, the Certificate Owner may transfer all or part of value attributable to one Variable Option to the value of any other Variable Option or to the Fixed Account Value. The Company reserves the right to charge an administrative fee of $25 for more than 12 such transfers per Certificate Year. This administrative fee, if imposed, will be deducted on a pro rata basis in proportion to the values in each Variable Option of the Separate Account. A transfer due to Automated Transfers (Dollar Cost Averaging) or a Certificate Loan will not count toward the transfers limit.

     Within the 45 days following the Certificate Anniversary, the Certificate Owner may request a transfer of a portion of the Fixed Account Value to one or more of the Variable Options. This type of transfer is allowed only once within this 45 day period, and the Company must receive the Certificate Owner's request at the Home Office within the 45 day period. The transfer will be effective on the Valuation Date that the Certificate Owner's request is received by the Home Office. The amount of such transfer cannot exceed 25% of the Fixed Account Value. However, if the Fixed Account Value is less than or equal to $500, the Certificate Owner may transfer all or a portion of the Fixed Account Value.

     Accumulation Units for each Variable Option will be added to or subtracted from the Separate Account Value, based on each Variable Option's Accumulation Unit Value at the end of the Valuation Period when the request for such transfer is received by the Company. A dollar amount will be added or subtracted from the Fixed Account Value according to the terms of the request for transfer.


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